UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                             PHASE III MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71721N108
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                                 (CUSIP Number)

                               Catherine M. Vaczy
                        330 South Service Road, Suite 120
                               Melville, NY 11747
                                  917-359-3715
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71721N108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                        Catherine M. Vaczy
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  PF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:           4,583,332*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      4,583,332*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  4,583,332*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   8.9%**
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------
* Includes 1,666,666 shares of common stock, par value $.001 per share (the "Common Stock") of Phase III Medical, Inc. (the "Company") issuable to Ms. Vaczy upon conversion of a $100,000 promissory note dated April 20, 2005 made by the Company in favor of Ms. Vaczy based on an assumed per share conversion price of $.06 per share; excludes an aggregate of up to 900,000 shares of Common Stock issuable upon exercise of options held by Ms. Vaczy that are not exercisable within sixty days of this Schedule 13D.

**   Based upon information  provided by the Company, as of July 20, 2005, there were issued and outstanding 51,334,982 shares of Common Stock.

     Catherine M. Vaczy ("Ms. Vaczy") hereby amends the Schedule 13D as of the date hereof, relating to the shares of common stock, par value $.001 per share (the "Common Stock") of Phase III Medical, Inc. (the "Company"), as follows:


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

This section is hereby amended and restated as follows:

          Pursuant to a stock purchase agreement dated April 20, 2005, between the Company and Ms. Vaczy (as amended, modified or supplemented, the "Stock Purchase Agreement"), Ms. Vaczy acquired 1,666,666 shares of common stock, par value $.0001 per share, of the Company ("Common Stock"). Ms. Vaczy paid an aggregate of $100,000 for such shares out of Ms. Vaczy's personal funds.

          Also on April 20, 2005, Ms. Vaczy loaned to the Company the sum of $100,000 and accepted from the Company a promissory note (the "Note"). The Note bears interest at a rate of 15% and matures on April 20, 2006. Ms. Vaczy has the option to convert the Note into shares of Common Stock at any time up until the 90th day after the date of the Note at a per share price equal to 85% of the average closing price of one share of Common Stock on the Bulletin Board (or other similar exchange or association on which the Common Stock is then listed or quoted) for the five (5) consecutive trading days immediately preceding the date of Ms. Vaczy's notice; provided, however, that if the Common Stock is not then quoted on the Bulletin Board or otherwise listed or quoted on an exchange or association, the price shall be the fair market value of one share of Common Stock as of the date of issue as determined in good faith by the Board of Directors of the Company; and further provided, that in no event shall the price be less than $.06. Following the 90th day after the date of the Note, Ms. Vaczy is obligated, at any time prior to the date of maturity of the Note, to convert the Note into shares of Common Stock unless Ms. Vaczy shall have provided to the Company a notice terminating her employment with the Company pursuant to her Letter Agreement (defined below) with the Company providing for her employment as Executive Vice President and General Counsel. Ms. Vaczy loaned the principal amount of the Note to the Company with her personal funds.

          Pursuant to the Stock Purchase Agreement, Ms. Vaczy had the right, from April 20, 2005 through July 18, 2005, to purchase from the Company certain shares of Common Stock at a per share price equal to 85% of the average closing price of one share of Common Stock on the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board for the five (5) consecutive trading days immediately preceding the date of Ms. Vaczy's notice exercising such option; provided, however, that in no event would the per share price be less than $.06. On July 18, 2005, Ms. Vaczy exercised such option to purchase 1,250,000 shares of Common Stock at a per share purchase price of $.06 per share. Ms. Vaczy paid $75,000 for such shares out Ms. Vaczy's personal funds.


Item 4.   Purpose of Transaction
          ----------------------

This section is hereby amended and restated as follows:

          The acquisition by Ms. Vaczy of the securities described in Item 3 above is for investment purposes.

          On April 20, 2005 (the "Commencement Date"), simultaneously with the execution of the Stock Purchase Agreement, the Company and Ms. Vaczy entered into a letter agreement (the "Letter Agreement"), pursuant to which the Company appointed Ms. Vaczy as its Executive Vice President and General Counsel. Subject to the terms and conditions of the Letter Agreement, the term of Ms. Vaczy's employment in such capacity will be for a period of three (3) years from the Commencement Date (the "Term").

          In consideration for Ms. Vaczy's services under the Letter Agreement, Ms. Vaczy will be entitled to receive an annual salary of $155,000 during the first year of the Term, a minimum annual salary of $170,500 during the second year of the Term, and a minimum annual salary of $187,550 during the third year of the Term. Ms. Vaczy and the Company have agreed that from the Commencement Date until the 90th day thereafter (the "Initial 90 Day Period"), Ms. Vaczy's salary will be paid to her at a rate of 50% of the annual rate and accrue as to the remainder. At the end of the Initial 90 Day Period, and at the end of each additional 90 day period thereafter, whether to continue to accrue salary at this rate and provision for payment of accrued amounts will be discussed in good faith. Payment of accrued salary may be made in cash, or, upon mutual agreement, shares of Common Stock. Any shares of Common Stock issued in payment of accrued salary shall have a per share price equal to the average closing price of one share of Common Stock on the Bulletin Board (or other similar exchange or association on which the Common Stock is then listed or quoted) for the five (5) consecutive trading days immediately preceding the date of issue of such shares; provided, however, that if the Common Stock is not then quoted on the Bulletin Board or otherwise listed or quoted on an exchange or association, the price shall be the fair market value of one share of Common Stock as of the date of issue as determined in good faith by the Board of Directors of the Company. The number of shares of Common Stock for any issuance in payment of accrued salary shall be equal to the quotient of the amount of the accrued salary divided by the price. The shares issued will be subject to a one-year lock of up as of the date of each grant and shall be registered with the Securities and Exchange Commission on a Registration Statement on Form S-8.

          Pursuant to the Letter Agreement, on the Commencement Date, Ms. Vaczy was granted an option to purchase 150,000 shares of Common Stock (the "Option") pursuant to the Company's 2003 Equity Participation Plan (the "2003 EPP"). The Option is an Incentive Stock Option pursuant to Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and is represented by a stock option agreement. The Option has an exercise price equal to $0.10 per share and vests and becomes exercisable as to 50,000 shares on each of the first, second and third year anniversaries of the Commencement Date and remains exercisable as to any vested portion thereof in accordance with the terms of the 2003 EPP and the stock option agreement. In the event Ms. Vaczy's employment with the Company is terminated prior to the end of its Term by the Company without cause or by Ms. Vaczy for good reason, the option shall vest and become immediately exercisable in its entirety and remain exercisable in accordance with its terms.

          On May 4, 2004, the Company's Board of Directors granted, subject to stockholder approval, which was obtained on July 20, 2005, Ms. Vaczy an option to purchase up to 750,000 shares of Common Stock (the "July Option") pursuant to the 2003 EPP. The July Option is an Incentive Stock Option pursuant to Section 422 of the Code, and is represented by a stock option agreement. The July Option has an exercise price equal to $0.06 per share and vests and becomes exercisable as to 350,000 shares on each of the first and second anniversaries of the date of grant and remains exercisable as to any vested portion thereof in accordance with the terms of the 2003 EPP and the stock option agreement. If Ms. Vaczy pays the exercise price of the July Option with shares of Common Stock, the plan committee appointed by the Board of Directors may, in its discretion, grant Ms. Vaczy an option with a reload feature, pursuant to which a reload stock option, which would be granted at the same time that payment is received on the option exercise, would grant Ms. Vaczy the option to purchase (i) the number of shares of Common Stock equal to the sum of the number of shares used to exercise the July Option (or the number of shares not received if Ms. Vaczy paid the option price by receiving a reduced number of shares on exercise), or (ii) in the case of non-qualified stock options, the number of shares of Common Stock used to satisfy any tax withholding requirement related to the exercise of such option. In the event Ms. Vaczy's employment with the Company is terminated prior to the end of its Term by the Company without cause or by Ms. Vaczy for good reason, the July Option shall vest and become immediately exercisable in its entirety and remain exercisable in accordance with its terms.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

This section is hereby amended and restated as follows:

          Based on the information from the Company, as of July 20, 2005, there were 51,334,982 shares of Common Stock outstanding. As of such date, Ms. Vaczy owned an aggregate of 4,583,332 shares of Common Stock, or 8.9% of the outstanding shares of Common Stock. Ms. Vaczy has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares.

          Except as described in Item 3 of this Amendment, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Ms. Vaczy or any person or entity controlled by Ms. Vaczy or any person or entity for which Ms. Vaczy possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Ms. Vaczy or any person or entity controlled by Ms. Vaczy or any person or entity for which Ms. Vaczy possesses voting control over the securities thereof.


Item 7.   Material to be Filed as Exhibits
          --------------------------------


          1. Stock Purchase Agreement, dated July 18, 2005, between the Company and Catherine M. Vaczy.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 1, 2005



                                       By: /s/ Catherine M. Vaczy, Esq.
                                          --------------------------------------
                                           Catherine M. Vaczy



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       Exhibit 1

                             PHASE III MEDICAL, INC.

                            STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of July 18, 2005, is by and between Phase III Medical, Inc., a Delaware corporation (the "Company"), and Catherine M. Vaczy (the "Investor").

     WHEREAS, the Company and the Investor entered into a Stock Purchase Agreement (the "First Stock Purchase Agreement") dated as of April 20, 2005 pursuant to which the Investor purchased 1,666,666 shares of the Company's common stock , $.001 par value (the "Common Stock") for $100,000; and

     WHEREAS, pursuant to the First Stock Purchase Agreement, the Investor has the right to purchase additional shares of Common Stock on the terms set forth in the First Stock Purchase Agreement; and

     WHEREAS, the Investor, who is now employed as the Company's Executive Vice President and General Counsel, desires to exercise this right and purchase from the Company additional shares of Common Stock pursuant to the First Stock Purchase Agreement, upon and subject to the terms and conditions hereinafter set forth.

     NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements of the parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

     1. Purchase and Sale of the Shares.

          1.1. Agreement to Sell and Purchase Shares. Subject to the terms and conditions hereof, the Company agrees to issue and sell to the Investor and the Investor agrees to purchase from the Company, at the Closing (as defined below), an aggregate of 1,250,000 shares of Common Stock (the "Shares"), at a per share purchase price (the "Per Share Purchase Price") equal to $.06 for an aggregate purchase price of $75,000 (the "Purchase Price"), payable by check or bank wire at the Closing.

          1.2. Delivery of Shares; Legend.

             (a) As soon as reasonably practicable after the Closing, the Company shall deliver to the Investor one or more certificates, registered in the name of the Investor, representing the Shares.

             (b) The certificates  representing the Shares delivered pursuant to
Section 1.2(a), and any securities and any shares issued pursuant to Section 1.4 hereof, shall bear a legend in substantially the following form:

                    "The securities represented by this certificate have not been registered under the Securities
                    Act of 1933, as amended. The securities may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under said Act, or an opinion of counsel, in form, substance and scope reasonably acceptable to the Company, that registration is not required under said Act or unless sold pursuant to Rule 144 under said Act."


          1.3.  Closing.   The  closing  (the  "Closing")  of  the  transactions
contemplated by this Agreement shall take place on the date hereof at the offices of the Company or such other place as the parties may agree.

     2. Representations, Warranties and Covenants of the Investor.

          2.1. Authorization; Enforceability. The Investor is (i) a bona fide resident of the state contained in the address set forth on the signature page as the Investor's home address, (ii) at least 21 years of age and (iii) legally competent to execute this Agreement. This Agreement has been duly executed and delivered by the Investor and, assuming the due authorization, execution and delivery of this Agreement by the other party hereto, constitutes the legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or general laws of applicability affecting creditors' rights generally and to general equitable principles.

          2.2. No Conflict. The execution, delivery and performance by the Investor of this Agreement will not result in the violation by the Investor of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Investor is bound, and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Investor is a party or by which she is bound or to which any of her properties or assets is subject.

          2.3. Consents. No consent, approval, authorization or other order of any governmental authority or other third party is required to be obtained by the Investor in connection with the authorization, execution, delivery and performance by the Investor of this Agreement.

          2.4. Investment Representations.

             (a) The Investor hereby represents and warrants to the Company that the Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Specifically, the Investor certifies that (initial all appropriate spaces on the following pages):

                       CMV      (1) The Investor is  an  accredited investor
                     (Initial)      because she has an individual net worth,
                                    or  with  her  spouse has  a  joint  net
                                    worth,  in  excess  of  $1,000,000.  For
                                    purposes of this Agreement,  "net worth"
                                    means the excess of total assets at fair
                                    market  value,    including  home,  home
                                    furnishings and automobiles, over total liabilities.

                    _________   (2) The Investor  is an  accredited investor
                     (Initial)      because   she  has   individual   income
                                    (exclusive of  any income   attributable
                                    to  her spouse)  of more  than  $200,000
                                    in each of the past two years, or  joint
                                    income  with  her  spouse  in  excess of
                                    $300,000 in  each of   those  years, and
                                    such   investor  reasonably  expects  to
                                    reach the same income level in the current year.

                    _________   (3) The Investor is an  accredited  investor
                     (Initial)      because  she  is a  director,  executive
                                    officer  or   managing   member  of  the
                                    Company.

             (b) The Investor hereby certifies that she is not a non-resident alien for purposes of income taxation (as such term is defined in the Internal Revenue Code of 1986, as amended, and Income Tax Regulations). The Investor hereby agrees that if any of the information in this Section 2.4(b) changes, the Investor will notify the Company within 60 days thereof. The Investor understands that the information contained in this Section 2.4(b) may be disclosed to the Internal Revenue Service by the Company and that any false statement contained in this Section 2.4(b) could be punished by fine, imprisonment or both.

             (c) The Investor will not sell or otherwise transfer the Shares without registration under the Securities Act or an exemption therefrom, and fully understands and agrees that she must bear the economic risk of her investment for an indefinite period of time because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under applicable securities laws of such states or an exemption from such registration is available. The Investor understands that, except as provided herein, the Company is under no obligation to register the Shares on her behalf or to assist her in complying with any exemption from such registration under the Securities Act, except that if any sale proposed by the Investor is exempt from registration, the Company will cause its counsel, at the Company's expense, to provide an appropriate opinion to that effect to the Company's transfer agent. It also understands that sales or transfers of the Shares are further restricted by state securities laws. The Investor further understands that the Company is not registered as an investment company under the Investment Company Act of 1940, as amended (the Investment Company Act").

             (d) The Investor acknowledges that in making a decision to subscribe for the Shares, the Investor has relied solely upon independent investigations made by the Investor and the representations contained herein. The Investor understands the business objectives and policies of, and the strategies which may be pursued by, the Company. The Investor's investment in the Shares is consistent with the investment purposes and objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity. The Investor acknowledges that she is not subscribing pursuant hereto for any Shares as a result of or subsequent to (a) any advertisement, article, notice or other communications published on-line, in any newspaper, magazine or similar media or broadcast over television or radio, or (b) any seminar or meeting whose attendees, including the Investor, had been invited as a result of, subsequent to or pursuant to any of the foregoing.

             (e) The Investor has not reproduced, duplicated or delivered this Agreement to any other person, except professional advisors to the Investor or as instructed by the Company.

             (f) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the Shares and is able to bear such risks, and has obtained, in the Investor's judgment, sufficient information from the Company or its authorized representatives to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the Shares and has determined that the Shares is a suitable investment for the Investor.

             (g) The Investor can afford a complete loss of the investment in the Shares.

             (h) The Investor is acquiring the Shares subscribed for herein for her own account, for investment purposes only and not with a view to distribute or resell such Shares in whole or in part.

             (i) The Investor agrees and is aware that:

                  (1) the Company has a limited operating history under its current business plan;

                  (2) no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment; and

                  (3) there   are  substantial  risks  of  loss  of
                  investment incidental to the purchase of the Shares.

             (j) The Investor and her advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares, which have been requested by the Investor. The Investor and her advisors, if any, have been afforded the opportunity to ask questions of the Company and have received satisfactory answers to any such inquiries. Except as set forth in this Agreement, the Company has made no representation or warranty on which the Investor has relied to enter into this Agreement and acquire the Shares.

             (k) The Investor does not have a present intention to sell the Shares nor a present arrangement or intention to effect any distribution of any of the Shares to or through any person or entity for purposes of selling, offering, distributing or otherwise disposing of any of the Shares.

             (l) The Investor understands that the net proceeds to the Company from this subscription will be used by the Company for general operating expenses.

          2.5. Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Investor who is entitled to any fee or commission in connection with the execution of this Agreement.

     3. Representations, Warranties and Covenants of the Company

          3.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failure to so qualify would not reasonably be expected to have a material adverse effect upon the business, financial condition, properties, or operations of the Company taken as a whole (a "Material Adverse Effect").

          3.2 Shares. All of the issued and outstanding shares of the Company's Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in material compliance with all federal and state securities laws, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities. The Shares to be sold pursuant to this Agreement and issued upon exercise of the option granted to Investor in connection with Investor's employment with the Company have been duly and validly authorized, and when issued and paid for in accordance with the terms of this Agreement and the applicable option agreement, will be duly and validly issued, fully paid and non-assessable.

          3.3 Corporate Authority. The Company has all the requisite power and authority to carry on its business as now conducted.

          3.4 Authorization; Enforceability. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other party hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or general laws of applicability affecting creditors' rights generally and to general equitable principles.

          3.5 No Conflict. The execution, delivery and performance by the Company of this Agreement (i) will not result in the violation by the Company of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the Company's properties or assets are subject, and (ii) will not violate any provision of the certificate of incorporation, by-laws or other organizational documents of the Company.

          3.6 Consents. No consent, approval, authorization or other order of any governmental authority or other third party is required to be obtained by the Company in connection with the authorization, execution, delivery and performance by the Company of this Agreement, including without limitation, the issue and sale of the Shares, except filings as may be required to be made by the Company with: (i) the Securities and Exchange Commission (the "Commission"),
(ii) state blue sky or other securities regulatory authorities, and (iii) such other consents that have been obtained.

          3.7 No Actions. There are no judicial, administrative or governmental actions, suits, investigations or proceedings (collectively, "Legal Proceedings") pending or to the knowledge of the Company, threatened to which the Company is or may be a party or which property owned or leased by the Company is or may be the subject, which, individually or in the aggregate, which are reasonably likely to result in a Material Adverse Effect. The Company is not a party to or subject to the provisions of any material injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body.

          3.8 No Material Change. Since the filing with the Commission of the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and any amendment thereto (the "2004 Form 10-K"), except as disclosed in subsequent filings made with the Commission, the Company has not incurred or sustained any event or change that has had a Material Adverse Effect.

          3.9 Investment Company Act. The Company does not believe, after reasonable inquiry, that it is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act, and neither the sale of the Shares nor the transactions contemplated herein will cause the Company to become an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act.

          3.10 Accuracy of Disclosure. The information contained in the Company's 2004 Form 10-K, as of the date of the Form 10-K, and in all subsequent filings made with the Commission, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4. Indemnification. The Investor agrees to indemnify and hold harmless the Company, and its managers, officers, directors, employees, agents and shareholders, and each other person, if any, who controls or is controlled by the Company, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage, cost and expense whatsoever (including, but not limited to, legal fees and disbursements and any and all other expenses whatsoever incurred in investigating, preparing for or defending against any litigation, arbitration proceeding, or other action or proceeding, commenced or threatened, or any claim whatsoever) arising out of or in connection with, or based upon or resulting from the inaccuracy of any representation or warranty made by Investor herein. The Company agrees to indemnify and hold harmless the Investor, against any and all loss, liability, claim, damage, cost and expense whatsoever (including, but not limited to, legal fees and disbursements and any and all other expenses whatsoever incurred in investigating, preparing for or defending against any litigation, arbitration proceeding, or other action or proceeding, commenced or threatened, or any claim whatsoever) arising out of or in connection with, or based upon or resulting from the inaccuracy of any representation or warranty made by the Company herein.

     5. Registration Rights. The Company agrees that the registration rights contained in the First Stock Purchase Agreement shall apply to the Shares.


     6. Miscellaneous.

          6.1. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the address of such party set forth below or to such changed address as such party may have fixed by written notice to the other given in accordance with this Section 6.1; provided, however, that any notice of change of address shall be effective only upon receipt:

If to the Company:

Phase III Medical, Inc.
330 South Service Road, Suite 120
Melville, NY 11747
Attn: Mark Weinreb, President and CEO

If to the Investor:

Catherine M. Vaczy
140 East 28th Street
Apartment #11C
New York, New York  10016

          6.2. Entire Agreement; Amendment. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended only by mutual written agreement of the Company and the Investor. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

          6.3. Successors and Assigns. This Agreement shall be binding upon the Investor and her heirs, legal representatives, successors, and permitted assigns and shall inure to the benefit of the Company and its successors and assigns. The Investor shall not assign any of its obligations hereunder without the prior written consent of the Company.

          6.4. Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York without regard to its choice of law provisions.

          6.5. Jurisdiction. The Investor hereby irrevocably agrees that any suit, action or proceeding with respect to this Agreement and any or all transactions relating hereto and thereto may be brought in U.S. federal and state courts in the State of New York. The Investor hereby irrevocably submits to the jurisdiction of such courts with respect to any such suit, action or proceeding and agrees and consents that service of process as provided by U.S. federal and New York law may be made upon the Investor in any such suit, action or proceeding brought in any of said courts, and may not claim that any such suit, action or proceeding has been brought in an inconvenient forum. The Investor hereby further irrevocably consents to the service of process out of any of the aforesaid courts, in any such suit, action or proceeding, by the mailing of copies thereof, by certified or registered mail, return receipt requested, addressed to the Investor at the address of the Investor then appearing on the records of the Company. Nothing contained herein shall affect the right of the Company to commence any action, suit or proceeding or otherwise to proceed against the Investor in any other jurisdiction or to serve process upon the Investor in any manner permitted by any applicable law in any relevant jurisdiction.

          6.6. Additional Information and Subsequent Changes to Representations.

             (a) The Company may request from time to time such information as it may deem necessary to determine the eligibility of the Investor to hold Stock or to enable the Company's compliance with applicable regulatory requirements or tax status, and the Investor shall provide such information as may reasonably be requested.

             (b) The Investor agrees that at any time in the future at which the Investor may acquire additional shares of Common Stock, the Investor shall be deemed to have reaffirmed, as of the date of such acquisition of additional shares of Common Stock, each and every representation made by the Investor in this Agreement, except to the extent modified in writing by the Investor and consented to by the Company.

          6.7. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

          6.8. Headings. The headings of the sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

          6.9. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto to the same extent as if delivered personally.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above under penalties of perjury.

                                           COMPANY:

                                           PHASE III MEDICAL, INC.


                                           By: /s/ Mark
                                           Weinreb
                                           Name:  Mark Weinreb
                                           Title:    President and CEO


                                           INVESTOR:

                                           /s/ Catherine M. Vaczy
                                           Catherine M. Vaczy

                                           Address: 140 East 28th Street
                                                     Apartment #11C
                                                     New York, New York  10016